Exhibit 99.1

Mamma.com Releases 2005 Q3 Financials and Issues Media Advisory for Earnings Call on Friday, November 11, 2005

MONTREAL--(BUSINESS WIRE)--Nov. 8, 2005--Mamma.com Inc. (NASDAQ:MAMA)

—	Q3 2005 revenue decrease by 27% to $2.4 million due to the streamlining of our distribution networks in order to better compete by improving conversion rates to our advertisers.

—	Opt-in Email operations were closed and presented as discontinued operations, additional write down and restructuring charges of $0.87 million.

—	Additional expenses of $0.24 million related to the SEC investigation.

—	Net loss of $1.5 million ($0.13/share).

—	Cash and cash equivalents still remain strong at $24 million.

Mamma.com Inc., (the “Company”), (NASDAQ:MAMA), reported its financial results for the third quarter ended September 30, 2005. Unless otherwise stated, all figures in this release are in US dollars.

The Company’s Q3 2005 net loss was $1,505,688 ($0.13 per share) compared to net earnings of $283,909 ($0.02 per share) for the same period in 2004. Revenue in the third quarter of 2005 was $2,390,634, 27% below the $3,291,204 revenue for the same period in 2004. The reduction in revenue reflects the industry pressure on delivering better conversion rates and improving traffic quality.

Following the continuous poor performance of its Opt-in Email operations, the Company discontinued the operations of its subsidiary, Digital Arrow. The remainder of the Property, Plant and Equipment, Intangible Assets and Goodwill related to Digital Arrow were written down to nil in Q3 2005 and these results were presented as discontinued operations.

Loss from continuing operations in Q3 2005 was $574,314 including significant expenses such as: professional fees related to the SEC investigation of $241,000 and an increase in directors and officers insurance of $156,000. Payout costs over revenues were at 44%, which was the same percentage in Q3 2004.

Cash and cash equivalents still remained strong at $23,877,897, a decrease of $122,039 from the previous quarter.

Guy Faure, the Company’s President and CEO stated: “Revenues in the third quarter were below Q3 2004 as we have worked diligently with our advertisers to focus on advertising which yields an acceptable return. We have been able to effectively eliminate poor converting traffic from our Affiliates from both the Search, and Ad Networks, and have set up better processes to qualify new Affiliates who can provide good quality converting traffic for our advertisers. The Opt-in Email operations were discontinued because of declining demand for the service. We will now focus on the two main on-line advertising sectors that we know best; the search network that we intend to grow with the Copernic potential acquisition and the Ad Network that we believe offers significant organic growth opportunities.”

Guy Faure continued: “We are working at completing the definitive agreement for the Copernic acquisition and expect to close before the end of November 2005 as previously disclosed. We expect that the completion of this transaction will allow the Company to aggressively compete in the on-line advertising sectors for 2006.”

The unaudited financial statements for the third quarter ended September 30, 2005 will shortly be available on SEDAR and EDGAR and on our Web site www.mammainc.com.

The call-in number for Friday, November 11, 2005 is: l-416-695-5261 (for local and international participants) or please call toll free l-877-888-3855 (North America only).

The live Web cast will be available on the Investor Relations section of the Mamma Media Solutions website: www.mammamediasolutions.com/corporate/ir/financial.html. The archived Web cast will be made available on the Company’s Web site starting one hour after the completion of the call.

About Mamma.com Inc.

Mamma Media Solutions(TM) is focused on providing first-rate quality information retrieval on the Internet through its metasearch engine and is a leading provider of integrated marketing solutions to online advertisers. Mamma.com The Mother of All Search Engines(R) (www.mamma.com) is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet. Mamma Media Solutions(TM) is equally focused on being one of the leading providers of online marketing solutions to advertisers as its integrated offer includes keyword search listings and numerous sizes of graphic ad units. Mamma Media Solutions(TM) maintains a large publisher network on which it distributes search and graphic ad units for its advertisers. The Company also holds minority interests in analog integrated circuit products, and in the new media and telecommunications sectors. For more information, visit www.mammamediasolutions.com .

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action law suits negatively affect the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

Mamma.com Inc.
Condensed Consolidated Balance Sheets
(Unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	As at September 30, 2005 $	As at December 31, 2004 $

Assets
Current assets
Cash and cash equivalents	23,877,897	20,609,089
Restricted cash	--	148,000
Temporary investments	--	6,874,155
Accounts receivable	1,762,079	2,502,535
Income taxes receivable	93,292	120,590
Prepaid expenses	507,305	129,390
Assets of discontinued operations	4,406	274,770

	26,244,979	30,658,529
Assets of discontinued operations	--	1,882,857
Investments	720,000	720,000
Property, plant and equipment	314,598	304,624
Intangible assets	654,035	753,778
Goodwill	846,310	846,310

	28,779,922	35,166,098

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,178,965	2,244,958
Deferred revenue	262,849	233,459
Liabilities of discontinued operations	190,685	652,109

	2,632,499	3,130,526

Shareholders' Equity
Capital stock
Authorized
Unlimited common shares, no par value
Issued and outstanding 11,960,864
common shares (12,263,029 in 2004)	88,258,195	90,496,088
Additional paid-in capital	5,474,394	5,255,249
Deferred stock-based compensation	(307,081)	(1,333,443)
Cumulative translation adjustment	360,884	360,884
Accumulated deficit	(67,638,969)	(62,743,206)

	26,147,423	32,035,572

	28,779,922	35,166,098

Mamma.com Inc.
Condensed Consolidated Statements of Operations
(Unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the nine months ended September 30,		For the three months ended September 30,
	2005 $	2004 $	2005 $	2004 $

Revenue	7,805,543	11,220,003	2,390,634	3,291,204

Expenses
Search and graphic ad serving	209,618	164,170	81,313	56,260
Marketing, sales and services	4,957,521	6,478,849	1,551,083	1,957,168
General and administration	4,546,230	2,416,315	1,106,836	681,784
Product development and technical support	940,938	612,682	305,790	231,811
Amortization of property, plant and equipment	72,315	91,177	23,240	30,300
Amortization of intangible assets	147,714	143,385	51,325	48,145
Interest income	(504,277)	(116,928)	(193,119)	(87,710)
Loss on foreign exchange	23,203	45,519	22,927	52,759
Write-down of property, plant and equipment	2,826	--	2,826	--

	10,396,088	9,835,169	2,952,221	2,970,517

Earnings (loss) from continuing operations before income taxes	(2,590,545)	1,384,834	(561,587)	320,687
Provision for (recovery of) current income taxes	12,727	159,299	12,727	(9,000)
Provision for future income taxes	--	392,200	--	4,000

Earnings (loss) from continuing operations	(2,603,272)	833,335	(574,314)	325,687
Results of discontinued operations	(2,292,491)	942,639	(931,374)	(41,778)

Net earnings (loss) for the period	(4,895,763)	1,775,974	(1,505,688)	283,909

Net earnings (loss) per common share
- basic
Earnings (loss) from continuing operations	(0.21)	0.08	(0.05)	0.02
Results of discontinued operations	(0.19)	0.09	(0.08)	0.00

Net earnings (loss) per common share
- basic	(0.40)	0.17	(0.13)	0.02
Net earnings (loss) per common share
- diluted
Earnings (loss) from continuing operations	(0.21)	0.08	(0.05)	0.02
Results of discontinued operations	(0.19)	0.08	(0.08)	0.00

Net earnings (loss) per common share
- diluted	(0.40)	0.16	(0.13)	0.02
Weighted average number of shares outstanding
- basic	12,159,498	10,253,834	11,959,125	12,189,768
Additions to reflect the impact of:
Exercise of stock options	--	160,798	--	91,573
Exercise of warrants	--	603,130	--	44,866

Weighted average number of shares outstanding
- diluted	12,159,498	11,017,762	11,959,125	12,326,207

Mamma.com Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited) (expressed in U.S. and dollars in accordance with generally accepted accounting principles in Canada)

	For the nine months ended September 30,		For the three months ended September 30,
	2005 $	2004 $	2005 $	2004 $

Cash flows from
Operating activities
Earnings (loss) from continuing operations	(2,603,272)	833,335	(574,314)	325,687
Adjustments for Amortization of property, plant and equipment	72,315	91,177	23,240	30,300
Amortization of intangible assets	147,714	143,385	51,325	48,145
Employee stock-based compensation	54,344	107,229	72,203	35,743
Tax credits	--	81,505	--	--
Future income taxes	--	392,200	--	4,000
Unrealized loss on foreign exchange	--	14,192	--	830
Financial fees paid by issuance of capital stock and warrants	--	260,301	--	49,909
Write-down of property, plant and equipment	2,826	--	2,826	--
Net change in non-cash working capital items	353,236	532,125	469,207	74,817

Cash from (used for) operating activities from continuing operations	(1,972,837)	2,455,449	44,487	569,431
Cash from (used for) operating activities from discontinued operations	(600,694)	(872,437)	(155,594)	79,686

	(2,573,531)	1,583,012	(111,107)	649,117

Investing activities
Purchase of property, plant and equipment	(85,115)	(45,976)	(11,581)	(13,986)
Purchase of intangible assets	(47,971)	(1,511)	(5,776)	--
Net decrease (increase) in temporary investments	6,874,155	(2,977,309)	--	(3,000,485)

Cash from (used for) investing activities from continuing operations	6,741,069	(3,024,796)	(17,357)	(3,014,471)
Cash from investing activities from discontinued operations	--	411,799	--	--

	6,741,069	(2,612,997)	(17,357)	(3,014,471)

Financing activities
Issuance of capital stock and warrants	6,425	22,760,261	6,425	266,390
Share issue costs	--	(1,058,819)	--	(23,820)
Redemption of common shares	(1,053,155)	--	--	--

Cash from (used for) financing activities	(1,046,730)	21,701,442	6,425	242,570

Effect of foreign exchange rate changes on cash and cash equivalents	--	79,375	--	--

Net change in cash and cash equivalents and restricted cash during the period	3,120,808	20,750,832	(122,039)	(2,122,784)
Cash and cash equivalents and restricted cash
- Beginning of period	20,757,089	4,489,077	23,999,936	27,362,693

Cash and cash equivalents and restricted cash -
End of period	23,877,897	25,239,909	23,877,897	25,239,909

Cash and cash equivalents comprise:
Cash	1,363,506	4,066,873	1,363,506	4,066,873
Short-term investments	22,514,391	21,025,036	22,514,391	21,025,036

	23,877,897	25,091,909	23,877,897	25,091,909
Restricted cash	--	148,000	--	148,000

	23,877,897	25,239,909	23,877,897	25,239,909

Mamma.com Inc. (NASDAQ:MAMA)

CONTACT:	Mamma.com Inc.Daniel Bertrand
Executive Vice President and Chief Financial Officer
(514) 908-4318 or (888) 844-2372 #118 (Toll Free)
dbertrand@mamma.comwww.mammainc.com OR
Mamma.com Inc.Guy Faure
President and Chief Executive Officer
(514) 908-4346 or (888) 844-2372 #146 (Toll Free)
guy@mamma.comwww.mammainc.com